[Company Letterhead]

October 18, 2016

Via EDGAR

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Marvell Technology Group Ltd.

Form 10-K for the Fiscal Year Ended January 30, 2016

Filed July 21, 2016

Form 8-K filed July 27, 2016

File No. 000-30877

Dear Mr. Kuhar,

Marvell Technology Group Ltd. (collectively with its subsidiaries, “we,” “our,” the “Company” or “Marvell”) is sending this letter in response to the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 7, 2016. We have reproduced each of your comments below, with our response following each comment.

Form 10-K for the Fiscal Year Ended January 30, 2016

General

1.	A press release on your website indicates that Samsung’s Galaxy J1 smartphone is powered by your ARMADA chip. A publicly available website provides prices for the Samsung’s Galaxy J1 smartphone in Sudan and Syria and identifies stores located in multiple cities in each of Sudan and Syria where the Galaxy J1 can be purchased.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: The Company has not during the period covered by the Form 10-K for the fiscal year ended January 30, 2016 (the “Fiscal 2016 10-K”) provided, and does not currently provide or have plans to provide, any services, products, information or technology to Sudan or Syria, directly or, to its knowledge, indirectly. The Company has not entered into, and does not plan to enter into, any agreements, commercial arrangements or other contacts with the governments of Sudan or Syria or entities they control. The Company has not shipped any products sold to Samsung to Sudan or Syria.

Marvell derives its revenue from the sale of semiconductors that are integrated or incorporated into other products. Marvell’s products undergo significant transformation by its customers, including Samsung. Marvell has in place a trade compliance program intended to prevent the unauthorized sale, export or re-export of its products and the diversion of those products in a manner that would violate U.S. law or regulation. As part of its compliance program, Marvell distributors and customers, including Samsung, agree to comply with applicable U.S. export control laws and sanction regulations with respect to Marvell products.

Although Marvell obtains a commitment to comply with applicable U.S. export control laws and sanctions regulations with respect to Marvell products, Marvell has no control over its distributors’ and customers’ export compliance programs, export licensing activities or sales activities; specifically, Marvell does not have knowledge regarding sales of Samsung products that incorporate Marvell products.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As set forth in the response above, the Company is not aware of any direct or indirect, past, current or anticipated, contacts with Sudan or Syria, or governments or entities they control. As a result, the Company does not believe there exists a material investment risk for its shareholders in this regard.

3.	You state on page 5 of the 10-K filed March 27, 2014 that your customers include Huawei and ZTE. We are aware of news articles stating that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the U.S. Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Sudan, Syria and Iran, another U.S.-designated state sponsor of terrorism, in violation of U.S. export control laws. Also, information published by the U.S. Department of Commerce and reported by various news organizations indicates that ZTE has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei and ZTE.

Response: As part of the Company’s trade compliance program, Marvell distributors and customers, including Huawei and ZTE, agree to comply with applicable U.S. export control laws and sanction regulations with respect to Marvell products. The Company has no direct or indirect knowledge of its products being exported or re-exported to the sanctioned countries by its distributors or customers. We do not believe Huawei and ZTE investigations referred to in Comment 3 have had an adverse impact on the Company’s operations or reputation. However, if Marvell is prevented from selling its products and services to Huawei and ZTE under the U.S. law and regulations, such an outcome could harm the Company’s results of operations and financial condition. In future filings, therefore, the Company will revise its risk factor entitled “Our sales are concentrated in a few customers….” to include the following sentence: “If regulatory activity, such as enforcement of U.S. export control and sanctions laws, were to materially limit our ability to make sales to any of our significant customers, it could harm our results of operations, reputation and financial condition.”

Note 1 — The Company and its Significant Accounting Policies

Revenue Recognition, page 69

4.	We note that a portion of your revenues are derived from sales through third-party logistics providers. Please expand your accounting policy to address inventories on consignment and disclose the amount of inventory on location at third-party logistics providers, if material.

Response: We acknowledge the Staff’s comment to expand our accounting policy to address inventories on consignment and to disclose the related amounts. We believe our disclosure of revenue recognition under significant accounting policies appropriately describes our revenue recognition policy for sales through third-party logistics providers, but we have expanded our disclosure under inventories in “Note 4 – Supplemental Financial Information” beginning with our Report on Form 10-Q for the three months ended July 30, 2016 to address inventories on consignment with the related disclosures of the amounts for inventory on location at third-party logistics providers as shown below. Similar disclosure will be included in future filings.

“Inventory held by third-party logistics providers and considered to be consigned inventory is included in inventories on the Company’s consolidated balance sheet. The amount of inventory held at third-party logistics providers was $24.3 million and $21.0 million at July 30, 2016 and January 30, 2016, respectively.”

Note 7 — Goodwill and Acquired Intangible Assets, Net, page 85

5.	We note from your disclosures on page 68 that you aggregate two components - Storage, and Smart Networked Devices and Solutions – into a single reporting unit for goodwill impairment testing. Please explain how you determine your reporting units under ASC 350-20-35-33 through 38. In addition, explain how the components meet the aggregation criteria in ASC 280-10-50-11.

Response: We respectfully advise the Staff that we believe the basis of our determination that we have a single reporting unit for purposes of goodwill impairment testing is consistent with the provisions of ASC Topic 280 and ASC Topic 350. The following provides our response to the points contained in the Staff’s comment above.

In accordance with ASC Topic 280, we determined that:

a.	During fiscal 2016, our Chief Operating Decision Maker (“CODM”) was our former Chief Executive Officer, Dr. Sehat Sutardja, since he was ultimately responsible and actively involved in the allocation of resources and the assessment of our operating and financial performance. Dr. Sutardja left the Company subsequent to January 30, 2016. Our interim CEOs did not make any significant changes to the reporting process or structure of the Company during the first two quarters of fiscal 2017.

b.	We operated as one operating segment since discrete financial information at a level other than the consolidated level was not regularly reviewed by our CODM and the business reporting to the CODM was primarily along functional lines.

Please explain how you determine your reporting units under ASC 350-20-35-33 through 38.

In accordance with paragraph 350-20-35-34, we determined that there are two components under our single operating segment, represented by the Storage and SNDS business groups.

Paragraph 350-20-35-34 states that a component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component. Subtopic 805-10 includes guidance on determining whether an asset group constitutes a business.

Based on the definition of a business under paragraph 805-10-55-4, we determined the Storage and SNDS business groups are businesses. They both have inputs and outputs.

•	Inputs include the investment in intellectual property, which is used to develop the products. These products are primarily complex system-on-a-chip (“SoC”) and system-in-a-package (“SiP”) semiconductor devices.

•	After the products are developed, both business groups invest in the manufacturing of inventory. This inventory of finished semiconductor products becomes the output that is sold to customers.

•	The Storage and SNDS components are one level below the Company’s single operating segment. Each of these components was headed by a senior vice president (an “SVP”).

Based on paragraph 350-20-55-4, the term “discrete financial information” should be applied in the same manner that it is applied in determining operating segments in accordance with paragraph 280-10-50-1. That guidance indicates that it is not necessary that assets be allocated for a component to be considered an operating segment (that is, no balance sheet is required). Thus, discrete financial information can constitute as little as operating information.

•	The Storage and SNDS business groups have discrete revenue and gross margin (which excludes stock-based compensation costs) information available. Below the gross margin level, discrete information is limited. Many manufacturing resources are shared between the business groups and allocations are made to arrive at gross margin. The business groups share all of the resources in the following R&D and SG&A functions: finance, legal, IT, the CTO’s team and central engineering, the design center, HR, sales, sales operations and marketing/business development. Although the business groups have independent cost centers in their organizations, the delineation of the expenses between the business groups is further blurred by collaboration on projects by individuals from both business groups and no separation of spending for these projects.

•	Examples of intellectual property that was developed by one business group and used by the other business groups include Ethernet, WiFi, Gallium (north bridge/south bridge) and our security module. Ethernet and WiFi are intellectual property that originated from the SNDS business group, but they are used to connect storage devices to the internet by the Storage business group. Our security module that originated from the Storage business group is used in all devices in the SNDS business group that require user authentication (TV, set-top boxes, printers, disk drives).

•

Many components of our intellectual property are fungible and are commonly used by both of the business groups and, as a result, the spending and overhead associated with maintaining the intellectual property is not discretely separable. Our competitive position in the semiconductor market is based on our key platform technologies. These platform technologies were developed by us over the years and through acquisitions. The platform technologies include PHY/SERDES, analog/mixed signal circuits, digital signal processing, standard cell libraries (NOR and NAND logic gates), memory compilers and error detection/correction algorithms such as low density parity check algorithm. These platform technologies are fundamental to the majority of products in both the Storage group and the SNDS group. The platform technologies are not discretely separable by business group.

Paragraph 350-20-55-5 states that segment management is either a level below or the same level as the CODM. In fiscal 2016, we had one operating segment with Dr. Sutardja as the CODM. The CODM focused on operational information that was managed at a functional level across the Company and his regular review of the performance of the Company was performed at a consolidated level.

The analysis above indicates that limited discrete financial information for these two components exists, but that the information was viewed by the CODM as being too dependent on estimates for purposes of resource allocation and, consequently, neither gross margin nor any other level of operating results at the component level was regularly reviewed by the CODM. Therefore, in accordance with paragraphs 280-20-50-7 through 50-8, we determined that the role of segment manager was performed by the component SVPs who regularly review the limited discrete operational information of their respective components. Financial information at the component level flowed through the finance function and was reported to the CODM at the consolidated level.

In addition, explain how the components meet the aggregation criteria in ASC 280-10-50-11.

In analyzing the two identified components in order to determine reporting units, we considered ASC 350-20-55-6 and 7 and ASC 280-10-55-11.

ASC 350-20-55-6 states [emphasis added]:

“Evaluating whether two or more components of an operating segment have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. The assessment should be more qualitative than quantitative. In determining whether the components of an operating segment have similar economic characteristics, all of the factors in ASC 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to the following:

a.	The manner in which an entity operates its business . . . and the nature of those operations,

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert, which might be the case if the components are economically interdependent,

c.	The extent to which the component business share assets and other resources, as might be evidenced by extensive pricing mechanisms,

d.	Whether the components support and benefit from common research and development projects.”

In addition to the criteria above we also considered the factors in ASC 280-10-50-11:

e.	Similar economic characteristics

f.	The nature of the products and services

g.	The nature of the production processes

h.	The type or class of customer for their products and services

i.	The methods used to distribute their products or provide their services

j.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

We analyzed all of the factors above and have included the details below:

a.	The manner in which an entity operates its business and the nature of those operations

We manage the Company along functional lines as one entity with intellectual property, technology, manufacturing and sales resources shared and available for all business groups. Our key platform technologies and other intellectual property were developed centrally and are made available as a common pool of fundamental building blocks to the different product groups, which draw on this pool of resources to develop and maintain business unit specific products.

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert

In the semiconductor industry, intellectual property tends to be the main driver of value and cash flows in a company. This is certainly the case for us, as the technical merits and features of our products differentiate us from our competitors. Much of this technology resides within our common pool of key platform technologies. The central engineering function and the dedicated engineering teams of the business groups work collaboratively to continue to develop the intellectual property in the key platform technologies. The intellectual property from this common pool is interwoven throughout our products in both business groups. The cash flows driven by the intellectual property are synergistic between the business groups and the goodwill is recoverable by both business groups working together as a single unit.

c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

Our manufacturing assets, infrastructure and common intellectual property are available for both business groups to use. Our structure does not require cross charging or transfer pricing.

d.	Whether the components support and benefit from common research and development projects

Our R&D spending is uniquely high relative to others in the semiconductor industry. As mentioned above, much of this spending is focused on the central engineering group which is not dedicated to either component. Both groups benefit from the same intellectual property and projects of the central engineering group. Our competitive position in the semiconductor market is based on our key platform technologies. In addition, the technologies that are developed by the individual business groups are put into the common pool of intellectual property and shared with the rest of the company to maximize the value and benefit.

e.	Similar economic characteristics

Although our analysis for aggregation of components is more qualitative than quantitative, we also performed an analysis of standard margins of the SNDS business excluding the mobile platform business, which we significantly downsized and expect to phase out as a result of a restructuring announced in September 2015. We focused on future prospects of SNDS without the mobile business based on ASC 280-10-55-7A, which states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Our analysis demonstrated that the Storage and SNDS (excluding the mobile business) standard gross margins for the last two fiscal years and forecast for the next year were closely aligned (approximately 5 basis points) and were flat across all periods in terms of trends. We also noted large decreases in fiscal 2016 and small increases expected in fiscal 2017 in revenue for both components.

f.	The nature of the products and services

Both the Storage and SNDS business groups design, market and sell high-performance application-specific semiconductors. Both business groups develop complex SoC and SiP devices while leveraging on our portfolio of intellectual property in the areas of analog, mixed-signal, digital signal processing, and embedded and standalone integrated circuits. Products in both business groups are designed based on ARM CPU core technology.

g.	The nature of the production processes

We are a fabless semiconductor company, outsourcing nearly 100% of all manufacturing. Both the Storage and SNDS business groups utilize the same supply chain and manufacturing facilities, including TSMC and UMC for wafer fabrication and STATS ChipPAC Ltd., Global Testing Corporation, Siliconware Precision Industries and ASE Electronics for assembly and test.

h.	The type or class of customer for their products and services

We sell our chips to OEMs and ODMs who require high-performance components to incorporate into the electronics products they manufacture and sell. Both the Storage and SNDS components sell high-performance semiconductors to high quality customers who are prominent in the respective industries. Examples include Seagate, Western Digital, Cisco, Juniper, Google, Toshiba, Microsoft, Sony and Intel. There are many cases where both business groups sell to the exact same customer and we continually endeavor to expand this type of cross-selling to grow market share and take advantage of synergies.

i.	The methods used to distribute their products or provide their services

Our target customers are OEMs and ODMs who design and manufacture end-market devices for both Storage and SNDS. Our sales force is strategically aligned along key customer lines in order to offer fully integrated platforms to our customers. As such, the vast majorities of our products in both components are sold direct to the end customer or direct to the customer’s contract manufacturing partner from warehouses in Singapore, Taiwan and to a lesser extent, China, the United States and Israel. Both components use the same warehouse locations.

j.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

This area has limited applicability to us, however, the limited number of regulatory factors we potentially face (export restrictions, conflict minerals, green manufacturing techniques, etc.) would apply to all of our semiconductors.

Based on our collective assessment of the criteria above and our current expectation that those similarities will continue in the long term (including the extensive sharing of resources), nature of products, production processes, class of customers, and distribution channels, we believe it was appropriate to aggregate the Storage and SNDS components into a single reporting unit for the goodwill impairment assessment.

6.	We note that you obtained an independent valuation to complete the step one assessment of your goodwill impairment analysis. Please revise future filings to clarify the nature and extent of the independent valuation specialist’s involvement and management’s reliance on the independent valuation. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response: We acknowledge the Staff’s comment regarding the use of an independent valuation specialist. We will revise future filings to clarify the extent of any independent valuation specialist’s involvement and management’s reliance on the independent valuation in accordance with Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Item 9A. Controls and Procedures

Audit Committee Investigation, page 110

7.	We note that you recognized certain pull-in and distributor transactions prematurely. Please tell us the amount of the premature revenue and the periods impacted. Describe to us the provisions of your revenue recognition policy in place at the time that resulted in the premature recognition of certain pull-in and distributor transactions. Explain to us the changes you made to these policies and when.

Response: As disclosed in the Fiscal 2016 10-K, the Audit Committee concluded that “for certain transactions Marvell’s internal controls were not fully followed and revenue from certain pull-in and distributor transactions was recognized prematurely based on certain provisions of the revenue recognition policy at the time.” [emphasis added]

During fiscal 2016, the Company’s internal revenue recognition policy (the “Policy”) called for deferral of revenues associated with transactions having payment terms of 90 days or more until the payments became due. However, generally accepted accounting principles (“GAAP”) does not limit recognition of revenue to transactions having payment terms of less than 90 days and provides for recognition of revenue associated with transactions having payment terms that extend beyond an entity’s customary practice based on evaluation of the specific facts and circumstances.

During its investigation, the Audit Committee identified certain transactions with payment terms of 90 days for which revenue had been recognized upon shipment and not deferred until the due date of payment. These transactions are the ones described as recognized prematurely based on the Policy. The Company subsequently re-evaluated these transactions in accordance with GAAP, as opposed to the Policy, and considered the applicable facts and a number of considerations including, but not limited to, the following:

•	the Company’s policies establishing credit limits for each customer;

•	the Company has a history of collecting under the original terms of customer agreements with similar payment terms (i.e., whether payment and/or other contract terms were renegotiated or modified subsequent to sale);

•	the Company does not have a history of granting customer refunds;

•	the Company’s historical bad debt experience has been immaterial;

•	the Company’s end-customers have no return or exchange rights; and

•	the Company does not have a history of accepting product returns or exchanges from its end-customers.

After such review, the Company concluded that revenue from such transactions had been appropriately recognized in accordance with GAAP for the subject periods.

Subsequent to fiscal year-end 2016, the Company amended certain provisions of the extended payment terms of its internal revenue recognition policy to read as follows:

•	The extension of credit and all customer payment terms must be approved by Marvell’s Treasurer.

•	If Marvell grants extended payment terms (i.e. payment terms substantially greater than its standard payment terms for that customer), revenue may be deferred upon shipment and will be recognized on the date that the payments become due, provided all of the other revenue recognition criteria above have been satisfied. Any payment terms granted during the quarter with payment terms greater than 90 days must be reviewed by the Director of Revenue and approved by the Corporate Controller in addition to Marvell’s Treasurer to determine whether or not revenue should be recognized.

8.	Please tell us how the audit committee reached the conclusion in clause (b) of the first full paragraph on page 111 given the conclusions it reached in clause (a) of that paragraph.

Response: The Company would like to clarify that the conclusions in clause (a) and the conclusion in clause (b) relate to different subject matters and represent independent conclusions.

Clause (a) discusses conclusions regarding whether revenue related to pull-in transactions was properly recognized in accordance with Company policy and GAAP.

Clause (b) relates only to the subject of public disclosures concerning revenue properly including pull-in transactions (that is, properly recognized).

Form 8-K filed July 27, 2016

Exhibit 99.1

9.	We note that in reconciling GAAP net income to non-GAAP net income you present the income tax effects related to the adjustments with other items in the caption named “Other” and not as a separate adjustment that is clearly explained, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: We acknowledge the Staff’s comment regarding the presentation of the income tax effects related to non-GAAP adjustments as a separate adjustment in the reconciliation of GAAP net income to non-GAAP net income, rather than included with other items under the caption “Other.” In future filings of our earnings release under Form 8-K, we will clearly present such income tax effects related to non-GAAP adjustments as a separate line item described as provision (benefit) for income taxes in the reconciliation of GAAP net income to non-GAAP net income, and include a separate explanatory footnote that provides a clear description of the income tax item.

In connection with its response, Marvell acknowledges that:

•	Marvell is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	Marvell may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (408) 222-1132 if you have any further questions.

Sincerely,

/s/ Jean Hu

Jean Hu

Chief Financial Officer

Marvell Technology Group Ltd.